

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2014

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Candice J. Wells
Vice President, General Counsel and Corporate Secretary
Linn Energy, LLC
600 Travis Street, Suite 5100
Houston, TX 77002

> **Re: Linn Energy, LLC**
> **Registration Statement on Form S-4**
> **Filed March 22, 2014**
> **File No. 333-187458**

Dear Ms. Wells:

It has been more than nine months since you filed this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

- amend it to comply with the applicable requirements of the Securities Act of 1933, the rules and regulations under the Act, and the requirements of the form; or

- file a request for withdrawal.

If you requested confidential treatment for portions of any exhibits to your registration statement and you request withdrawal of that registration statement, please submit a concurrent request for withdrawal of your application for confidential treatment.

If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the Act.

You may contact Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director